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                                                                    Exhibit 4.12

                            [LOGO OF BRIGHTSTATION]


                                                          PRIVATE & CONFIDENTIAL

Simon Canham
168 Westwood Road
Tilehurst
Reading, Berkshire
RG31 6LN



12 June 2001


Dear Simon,

This letter records the arrangements that have been agreed in relation to your position on a change of control of Bright Station plc ("the Company"). These arrangements have been approved by the Board of Directors of the Company and are conditional upon your appointment to the Board of the Company and Admission of the Company's Ordinary shares to the Official List, as set out in the prospectus to be issued by the Company on 13 June 2001.

Notwithstanding anything else contained in your contract of employment, in the event that at any time after the date of this letter any person (or any persons acting in concert within the meaning of the edition of the City Code on Take-overs and Mergers current at the date hereof) acquires or acquire direct or indirect control of a Controlling Interest (as defined below) in the Company and who was not or were not in possession of that control at the date of this letter, you shall be entitled to terminate your employment by serving not less than one month's notice of termination on the Company at any time during the period of 12 months after the date of the said acquisition. Should you serve such notice or receive from the Company within the said period of 12 months, notice of termination of your employment for any cause whatsoever (other than gross misconduct) then and in either such event you shall be entitled to the following benefits:

1. The Company will pay you on the date of termination of your employment a sum of money equal to the gross annual salary and benefits being paid to you immediately prior to the date of the said acquisition.

2. You will also receive a bonus equal to 50% of your gross annual salary being paid to you immediately prior to the date of the said acquisition.

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3.   Your health care benefits will be maintained by the Company for a period of twelve months from the termination of your employment, subject to such cover being obtainable from the relevant insurers. If such cover is not available from the Company's insurers, you will be paid an amount equal to the cost of such cover.

4. In the event that your share options do not automatically become exercisable upon a change of control, the Board has exercised its discretionary powers (subject to Inland Revenue rules) in order that all share options granted to you under the Company's 1994 Executive Share Option Scheme will become capable of exercise upon the termination of your employment and will remain so for a period of twelve months after the date of termination of your employment. You should be aware that by accelerating the date on which options issued under an approved scheme become exercisable, they may no longer qualify for income tax relief upon exercise.

Share options granted to you under the terms of The 1994 Unapproved Executive Share Option Scheme and The 1994 Savings Related Share Option Scheme will generally become exercisable automatically upon a change of control (as defined within the rules of the respective schemes) and will remain exercisable for a period of six months. The effect of a change of control upon restricted shares awarded under the Long Term Incentive Plan is governed by the specific rules of the scheme.

You should be aware that all of the above mentioned payments and benefits (including inter alia the termination payments and bonuses) are instead of (and not in addition to) the right to receive notice or pay in lieu of notice under your contract of employment. However, they do not affect your right to remuneration up to and including the date of termination of your employment, which includes the right to a pro rata bonus.

In the event of termination, you shall not be under a duty to mitigate any loss or damages resulting from such termination and accordingly the amount of termination payments contemplated in this letter shall not be reduced as a result of any implied duty to mitigate under any applicable law.

If any provision of this letter in whole or in part is found by a court or other competent authority to be void or unenforceable, such provision or part of provision shall be amended to a sufficient extent in order that it becomes enforceable to the maximum extent permitted by law and the remaining provisions of this letter shall continue in full force and effect.

For the purpose of this letter "Controlling Interest" means an interest (within the meaning of Part I of Schedule 13 to the Companies Act 1985) in any shares in the capital of the Company conferring in aggregate 50 per cent or more of the total voting rights conferred by all the shares in the capital of the Company from time to time in issue and conferring the right to vote at all general meetings of the Company or any
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other interest which directly or indirectly leads to a majority control of the
Board of Directors.

Please confirm your agreement to the above by signing and returning the enclosed copy of this letter.

Executed as a deed by Bright Station plc                   [SIGNATURE ILLEGIBLE]
                      ------------------                   ---------------------
acting by two directors or a director and the                     Director
Company Secretary

                                                           [SIGNATURE ILLEGIBLE]
                                                           ---------------------
                                                             Director/Company
                                                                 Secretary

ACCEPTANCE

I acknowledge that I have read and agree to this letter.

[SIGNATURE ILLEGIBLE]                           Date 13.6.01
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